EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three Months Ended January 26, 2001 and January 31, 2000
(Unaudited)
(In thousands, except per share amounts)

	January 26, 2001	January 31, 2000
Basic
Net Earnings	$ 6,036	$ 4,826
Weighted Average Number of Common Shares Outstanding	17,427	17,350
Net Earnings per Common Share - Basic	$ .35	$ .28
Diluted
Net Earnings	$ 6,036	$ 4,826
Weighted Average Number of Common Shares Outstanding	17,427	17,350
Net Shares Assumed to be Issued for Stock Options Weighted Average Number of Common Shares and Common Equivalent Shares Outstanding	445 17,872	204 17,554
Net Earnings per Common Share - Diluted	$ .34	$ .27